SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series VI Fixed Rate Notes in a principal amount of USD 34,848,037, due 2013.

The Company informs that on March 11, 2013, will start the payment of the eighth installment of interests and the fourth installment of principal related to the Series VI Notes issued on March 10, 2011.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)
Date of effective payment:	March 11, 2013
Number of service to be paid:	Eighth installment of interests and fourth installment of principal
Period comprised by the payment:	December 10, 2012/ March 11, 2013
Concept of payment:	Interests (100%) and Principal (25%)
Payment Currency:	The payment will be made in Argentine Pesos (ARS) at the Applicable Exchange Rate.
Outstanding Capital:	USD 8,712,009.25
Annual Nominal Interest:	7.50%
Interest being paid:	USD 162,902.64
Capital being paid:	USD 8,712,009.25
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on March 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2013